EXHIBIT 99.1

VIZSLA SILVER HOSTS IN-DEPTH TECHNICAL OVERVIEW OF ITS RECENT FEASIBILITY STUDY AND CONVERTIBLE OFFERING

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, Dec. 2, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") has posted a replay of its recent webinar summarizing the positive results of the independent Feasibility Study ("FS") for its 100% owned flagship Panuco silver gold project ("Panuco") in Mexico.

"With the completion of our Feasibility Study and this successful convertible notes offering, we are thrilled to have achieved two major milestones for Vizsla Silver," stated Michael Konnert, CEO of Vizsla Silver. "The Feasibility Study confirms the strong technical foundation and economic viability of Panuco, consistent with the results outlined in our PEA. The new financing replaces the previously announced debt mandate with Macquarie and provides a flexible structure that positions us to rapidly advance Panuco with wider growth prospects. We are grateful to our investors for their continued support as we move Panuco toward a construction decision and the next phase of value creation."

To watch the Feasibility Study Webinar, please press here.

For more information on the Feasibility Study, please see Vizsla's press release dated November 12, 2025, here

Qualified Person

In accordance with NI 43-101 – Standards of Disclosure for Mineral Projects, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

About Vizsla Silver and the Panuco Project

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Feasibility Study for Panuco in November 2025 which highlights 17.4 Moz AgEq of annual production over an initial 9.4-year mine life, an after-tax NPV(5%) of US$1.8B, 111% IRR and a 7-month payback at US$35.50/oz Ag and US$3,100/oz Au. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development while continuing district scale exploration through low-cost means.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or performance and reflect management's expectations or beliefs regarding future events, plans, and objectives.

Forward-looking statements in this release include, but are not limited to, statements regarding: the potential development of the Panuco Project; the results, interpretation and economic projections of the Feasibility Study, including estimated capital and operating costs, mine life, throughput rates, recoveries, production rates, payback period, AISC, NPV and IRR; the timing, scope and cost of planned exploration, development, permitting and construction activities; the expected timing for submission and approval of environmental permits; expectations regarding project financing and future funding requirements; the anticipated timing of any construction decision, start of production, or achievement of commercial production; the Company's plans to pursue additional exploration, infill drilling, resource expansion, or optimization studies; the potential to upgrade Inferred Resources to Indicated or Measured categories; potential mine life extensions; future metal prices and exchange rates; and other statements regarding management's plans, strategies, and future operations.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: the accuracy of the Feasibility Study parameters; the availability of financing on acceptable terms; that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project parameters; inaccuracies in technical or economic modelling; the risk that the Feasibility Study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

No Production Decision: The Company has not made a production decision for the Panuco Project. A decision to proceed with construction will only be made following the completion and review of detailed engineering, financing arrangements, and receipt of all required permits and approvals.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 02-DEC-25